Exhibit 99.1

Inspira Announces $3.88 Million Registered Direct Offering

Ra’anana, Israel, December 26, 2023 – Inspira Technologies OXY B.H.N. Ltd. (Nasdaq: IINN, IINNW) (the “Company” or “Inspira”), a pioneer in life support technology with a vision to supersede traditional mechanical ventilators, today announced that it has entered into a definitive agreement for the issuance and sale of an aggregate of 3,031,250 of ordinary shares (or pre-funded warrants in lieu thereof) at a purchase price of $1.28 per share (or per pre-funded warrants in lieu thereof) in a registered direct offering. The Company has also agreed to issue in a concurrent private placement unregistered warrants to purchase up to an aggregate of 3,031,250 ordinary shares. The warrants will have an exercise price of $1.28 per share, will be immediately exercisable upon issuance, and will expire three and one-half years from the date of issuance. The offering is expected to close on or about December 28, 2023, subject to the satisfaction of customary closing conditions.

H.C. Wainwright & Co. is acting as the exclusive placement agent for the offering.

The gross proceeds to Inspira from the offering are expected to be $3.88 million, before deducting the placement agent’s fees and other offering expenses payable by the Company. Inspira currently intends to use the net proceeds from the offering for working capital and general corporate purposes.

The securities described above (excluding the unregistered warrants and the ordinary shares underlying the unregistered warrants) are being offered and sold by the Company in a registered direct offering pursuant to a “shelf” registration statement on Form F-3 (Registration No. 333-266748), including a base prospectus, previously filed with the Securities and Exchange Commission (SEC) on August 10, 2022 and declared effective by the SEC on August 18, 2022. The offering of such securities in the registered direct offering are being made only by means of a prospectus supplement that forms a part of the registration statement. A final prospectus supplement and an accompanying base prospectus relating to the registered direct offering will be filed with the SEC and will be available on the SEC’s website located at http://www.sec.gov. Electronic copies of the final prospectus supplement and accompanying base prospectus may also be obtained, when available, by contacting H.C. Wainwright & Co., LLC at 430 Park Avenue, 3rd Floor, New York, NY 10022, by phone at (212) 856-5711 or e-mail at placements@hcwco.com.

The unregistered warrants described above are being offered in a private placement under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Act”), and Regulation D promulgated thereunder and, along with the ordinary shares underlying such warrants, have not been registered under the Act, or applicable state securities laws. Accordingly, the warrants and the underlying ordinary shares may not be reoffered or resold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Act and such applicable state securities laws.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Inspira Technologies OXY B.H.N. Ltd.

Inspira Technologies is leading the way in transforming life-support care. Its innovative solutions are paving the way for direct blood oxygenation, bypassing the lungs, and potentially reducing the need for traditional mechanical ventilation. Beyond this, the Company is committed to advancing blood circulation technology and incorporating AI-driven monitoring systems. These advancements are part of its strategy to offer more patient-focused, data-informed care. The integration of these technologies signifies the potential to enhance patient outcomes and streamline hospital operations, marking a new era in respiratory care.

For more information, please visit our corporate website:

https://inspira-technologies.com/

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements under U.S. Federal securities laws. These forward-looking statements and their implications are based only on the current expectations of the management of the Company. They are subject to several factors and uncertainties that could cause results to differ materially from those described in the forward-looking statements, such as market and other conditions. For example, the Company uses forward-looking statements when it discusses the completion of the offering, the satisfaction of customary closing conditions related to the offering and the anticipated use of proceeds therefrom. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC, which is available on the SEC’s website, www.sec.gov.

For more details:

Public Relations Manager

Adi Shmueli

Inspira Technologies

info@inspirao2.com

+972-9-9664485